

September 13, 2011

Via E-mail
Mr. Jesse T. Correll
Chairman and Chief Executive Officer
UTG, Inc.
5250 South Sixth Street
Springfield, IL 62703

Re: **UTG, Inc.**
Registration Statement on Form S-4
Filed September 6, 2011
File No. 333-176708

Dear Mr. Correll:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1. Please refer to your tax opinion filed as Exhibit 8.1. Please revise your tax opinion and related disclosure according to the following points:

   - Because the tax opinion is a short form opinion, the prospectus must name tax counsel, and state that the section in the prospectus on material tax consequences constitutes the opinion of counsel.
   - The discussion of tax consequences must express a firm conclusion regarding the federal income tax consequences of the transaction. The statement that "the parties intend for the merger to qualify as a reorganization" does not satisfy this requirement.
   - The qualifier that "[p]rovided the merger is treated . . . as a reorganization" is impermissible. The tax disclosure must state what the tax consequences of the

        transaction are, not what the parties intend, and the disclosure may not assume a certain tax treatment.

- Exhibit 8.1 incorrectly references the section of the prospectus that includes the tax disclosure. The correct references should be to "Material United States Federal Income Tax Consequences of the Merger."

2. We note that your Form 10-Q for the fiscal period ended June 30, 2011 has not included required XBRL interactive data. Please note that smaller reporting companies must file XBRL interactive data for quarterly reports with a fiscal period ending on or after June 15, 2011. Please refer to SEC Release No. 34-59324 (Apr. 13, 2009) and Item 601(b)(101)(C) of Regulation S-K.

 Please file the required XBRL interactive data. Please note that until you file XBRL interactive data, you will be deemed not current with your Exchange Act reports and, as a result, will not be eligible to elect to provide certain information in your Form S-4 at a level prescribed by Form S-3. Once you comply with the interactive data submission and posting requirements, you will be deemed to be timely and current in your periodic reports for purposes of Form S-3 eligibility.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Cynthia W. Young
        Wyatt, Tarrant & Combs, LLP
        500 W. Jefferson Street
        Suite 2800
        Louisville, KY 40202